Sable Offshore Corp.

845 Texas Avenue, Suite 2900

Houston, TX 77002

May 9, 2024

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Energy & Transportation

Attn:	Anuja A. Majmudar

Daniel Morris

Re:	Sable Offshore Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 30, 2024
File No. 333-277072

To the addressees set forth above,

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on May 10, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Sable Offshore Corp. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Ryan J. Maierson of Latham & Watkins LLP, counsel to the Company, at (713) 546-7420 or in his absence, Shawn M. Quinn at (212) 906-4685, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Sable Offshore Corp.

/s/ Gregory D. Patrinely
Name: Gregory D. Patrinely
Title: Executive Vice President and Chief Financial Officer

cc:	James C. Flores, Sable Offshore Corp.

Ryan J. Maierson, Latham & Watkins LLP